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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 AspenBio, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    045346103
                                 (CUSIP Number)

                                 August 19, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act (the "Act") or otherwise subject to the liabilities of that section of the Act but shall to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 8

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CUSIP No. 045346103

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1.   Name of Reporting Person
     I.R.S. Identification No. of above persons (entities only).

     Talon Asset Management, Inc.

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     Not applicable.

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3.   SEC Use Only

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4.   Citizenship or Place of Organization

     Illinois corporation

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Number of        5.   Sole Voting Power: None
Shares           ---------------------------------------------------------------
Beneficially     6.   Shared Voting Power: 2,285,712
owned by         ---------------------------------------------------------------
Each Reporting   7.   Sole Dispositive Power: None
Person With:     ---------------------------------------------------------------
                 8.   Shared Dispositive Power: 2,285,712

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,285,712

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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)

     Not applicable.

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11.  Percent of Class represented by Amount in Row (9)

     17.8%

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12.  Type of Reporting Person (See Instructions)

     IA

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                                  Page 2 of 8

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CUSIP No. 045346103

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1.   Name of Reporting Person
     I.R.S. Identification No. of above persons (entities only).

     Talon Opportunity Partners, L.P.

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     Not applicable.

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization

     Delaware limited partnership

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Number of        5.   Sole Voting Power: None
Shares           ---------------------------------------------------------------
Beneficially     6.   Shared Voting Power: 2,285,712
owned by         ---------------------------------------------------------------
Each Reporting   7.   Sole Dispositive Power: None
Person With:     ---------------------------------------------------------------
                 8.   Shared Dispositive Power: 2,285,712

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,285,712

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     Not applicable.

--------------------------------------------------------------------------------

11.  Percent of Class represented by Amount in Row (9)

     17.8%

--------------------------------------------------------------------------------

12.  Type of Reporting Person (See Instructions)

     PN

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                                  Page 3 of 8

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CUSIP No. 045346103

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1.   Name of Reporting Person
     I.R.S. Identification No. of above persons (entities only).

     Talon Opportunity Managers, L.L.C.

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     Not applicable.

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization

     Illinois limited liability company

--------------------------------------------------------------------------------

Number of        5.   Sole Voting Power: None
Shares           ---------------------------------------------------------------
Beneficially     6.   Shared Voting Power: 2,285,712
owned by         ---------------------------------------------------------------
Each Reporting   7.   Sole Dispositive Power: None
Person With:     ---------------------------------------------------------------
                 8.   Shared Dispositive Power: 2,285,712

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,285,712

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     Not applicable.

--------------------------------------------------------------------------------

11.  Percent of Class represented by Amount in Row (9)

     17.8%

--------------------------------------------------------------------------------

12.  Type of Reporting Person (See Instructions)

     OO

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                                  Page 4 of 8

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This Schedule 13G is being filed to report the beneficial ownership of the
Reporting Persons in the Common Stock of the Issuer that the Reporting Persons may be deemed to beneficially own by virtue of the Common Stock and warrants to obtain Common Stock held by Talon Opportunity Partners, L.P.

Item 1.

     (a)  Name of Issuer:
               AspenBio, Inc.
     (b)  Address of Issuer's Principal Executive Offices
               1585 South Perry Street
               Castle Rock, CO 80104

Item 2.

     (a)  Name of Person Filing
          (i) Talon Asset Management, Inc., manager of Talon Opportunity Managers, L.L.C.
          (ii) Talon Opportunity Partners, L.P.
          (iii) Talon Opportunity Managers, L.L.C., the general partner of Talon Opportunity Partners, L.P.
     (b)  Address of Principal Business Office (i)-(iii):
               One North Franklin
               Suite 900
               Chicago, IL 60606
     (c)  Citizenship
          (i)  Illinois corporation
          (ii) Delaware limited partnership
          (iii) Illinois limited liability company
     (d)  Title of Class of Securities Common Stock, no par value
     (e)  CUSIP Number
               045346103

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person is filing is a:

     (a)  --  Broker or dealer registered under section 15 of the Act
     (b)  --  Bank as defined in section 3(a)(6) of the Act
     (c)  --  Insurance Company as defined in section 3(a)(19) of the Act
     (d) -- Investment company registered under section 8 of the Investment Company Act of 1940
     (e)  --  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
     (f) -- An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F)
     (g) -- A parent holding company or control person in accordance with Rue 13d- 1(b)(1)(ii)(G)
     (h) -- A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
     (i) -- A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
     (j)      Group, in accordance with 13d-1(b)(1)(ii)(J)

Item 4. Ownership

     (a)  Amount beneficially owned

               Talon Asset Management, Inc. -- 2,285,712 (comprised of securities held by Talon Opportunity Partners, L.P., the voting and dispositive power of which are held by Talon Asset Management, Inc. as Manager of Talon Opportunity Managers, L.L.C., the General Partner of Talon Opportunity Partners, L.P.)

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               Talon Opportunity Partners, L.P. -- 2,285,712 (comprised of
               1,142,856 shares held and 1,142,856 shares underlying common stock purchase warrants)

               Talon Opportunity Managers, L.L.C. -- 2,285,712 (comprised of securities held by Talon Opportunity Partners, L.P., of which Talon Opportunity Managers, L.L.C. has voting and dispositive power as the General Partner of Talon Opportunity Partners, L.P.)

     (b)  Percent of class
               Talon Asset Management, Inc.         17.8%
               Talon Opportunity Partners, L.P.     17.8%
               Talon Opportunity Managers, L.L.C.   17.8%

          (based on 12,845,713 shares outstanding as of August 19, 2004 (comprised of 10,231,429 shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, 1,471,428 shares issued in a private placement on August 19, 2004, as reported in Issuer's report on Form 8-K dated August 19, 2004, and 1,142,856 shares underlying warrants held by Talon Opportunity Partners, L.P.) If such warrants were not included in the number of shares beneficially owned and in the number of outstanding shares, the percent of class would be 9.8%.)

     (c)  Number of shares as to which

          Talon Asset Management, Inc. has:
               (i)  Sole power to vote or to direct the vote: None
               (ii) Shared power to vote or to direct the vote: 2,285,712
               (iii) Sole power to dispose or to direct the disposition of: None
               (iv) Shared power to dispose or to direct the disposition of:
                    2,285,712
          Talon Opportunity Partners, L.P. has:
               (i)  Sole power to vote or to direct the vote: None
               (ii) Shared power to vote or to direct the vote: 2,285,712
               (iii) Sole power to dispose or to direct the disposition of: None
               (iv) Shared power to dispose or to direct the disposition of:
                    2,285,712
          Talon Opportunity Managers, L.L.C. has:
               (i)  Sole power to vote or to direct the vote: None
               (ii) Shared power to vote or to direct the vote: 2,285,712
               (iii) Sole power to dispose or to direct the disposition of: None
               (iv) Shared power to dispose or to direct the disposition of:
                    2,285,712

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     The shares reported herein by Talon Asset Management, Inc. ("Talon") are held on behalf of Talon Opportunity Partners, L.P., as manager of Talon Opportunity Managers, L.L.C., the general partner of Talon Opportunity Partners, L.P. From time to time, Talon Opportunity Partners, L.P. may make distributions of partnership income to limited partners, none of which has an interest relating to more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Not applicable.

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Item 9. Notice of Dissolution of the Group

     Not applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     August 27, 2004
         Date

                                        TALON ASSET MANAGEMENT, INC.


                                        /s/ Terry Diamond
                                        ----------------------------------------
                                        Signature

                                        Terry Diamond/Chairman
                                        ----------------------------------------
                                        Name/Title


                                        TALON OPPORTUNITY PARTNERS, L.P.

                                        By: Talon Opportunity Managers, L.L.C.
                                        Its General Partner

                                        By: Talon Asset  Management, Inc.
                                        Its Manager


                                        /s/ Terry Diamond
                                        ----------------------------------------
                                        Signature

                                        Terry Diamond/Chairman
                                        ----------------------------------------
                                        Name/Title


                                        TALON OPPORTUNITY MANAGERS, L.L.C.

                                        By: Talon Asset Management, Inc.
                                        Its Manager


                                        /s/ Terry Diamond
                                        ----------------------------------------
                                        Signature

                                        Terry Diamond/Chairman
                                        ----------------------------------------
                                        Name/Title

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                                                                       EXHIBIT A

                             Joint Filing Agreement

Talon Asset Management, Inc. (an investment adviser registered under the Investment Advisers Act 1940), Talon Opportunity Partners, L.P., a Delaware limited partnership, and Talon Opportunity Managers, L.L.C., an Illinois limited liability company, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated: August 27, 2004

                                        TALON ASSET MANAGEMENT, INC.


                                        /s/ Terry Diamond
                                        ----------------------------------------
                                        Signature

                                        Terry Diamond/Chairman
                                        ----------------------------------------
                                        Name/Title


                                        TALON OPPORTUNITY PARTNERS, L.P.

                                        By: Talon Opportunity Managers, L.L.C.
                                        Its General Partner

                                        By: Talon Asset  Management, Inc.
                                        Its Manager


                                        /s/ Terry Diamond
                                        ----------------------------------------
                                        Signature

                                        Terry Diamond/Chairman
                                        ----------------------------------------
                                        Name/Title


                                        TALON OPPORTUNITY MANAGERS, L.L.C.

                                        By: Talon Asset Management, Inc.
                                        Its Manager


                                        /s/ Terry Diamond
                                        ----------------------------------------
                                        Signature

                                        Terry Diamond/Chairman
                                        ----------------------------------------
                                        Name/Title